Exhibit 99

KonaTel Reports Second Quarter 2023 Results

Losses Narrow as Cost of Delivery is Reduced; Subscriber Activations Accelerate

DALLAS, August 14, 2023 -- KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for the three-month period ended June 30, 2023.

Second Quarter 2023 Financial Summary

•	Revenues of $4.6 million, down 10.2% compared to the second quarter last year.
•	Gross profit of $774,000, up 74.9% compared to the second quarter last year.
•	Operating loss of $(1.0) million compared to operating loss of $(1.4) million in the second quarter last year.
•	GAAP net loss of $(1.2) million, or $(0.03) per share, compared to $(1.5) million, or $(0.04) per share, in the second quarter last year.
•	Non-GAAP net loss of $(900,000), or $(0.02) per diluted share, compared to Non-GAAP net loss of $(1.2) million, or $(0.03) per diluted share, in the second quarter of last year.

Sean McEwen, Chairman and CEO of KonaTel stated, “For the second quarter, our gross profit increased, and our operating and net losses narrowed despite lower revenue. Lower delivery and lower operating costs, as well as the addition of higher ARPU activations in our Mobile Services segment, are the primary factors driving the improvement in profitability. Demand for our government subsidized services remains robust, and the investments we have made in infrastructure in recent quarters will enable us to scale our business at a pace that is both manageable and sustainable over the long term.”

McEwen continued, “Our infrastructure improvements are largely complete and customer acquisition is accelerating with second quarter subscriber activations up 50% versus the previous first quarter. We are positioned to support a significantly larger customer base. We continue to believe that the economics of our business model are highly attractive and will yield sustainable profitability and positive cash from operations as our customer base grows. At the core of our business, we have an economic engine that is self-sustaining and scalable, regardless of fluctuations in macroeconomic conditions.”

Quarterly Financial Summary (Q2 2023 vs. Q2 2022)

Revenue of $4.6 million, a decrease of 10.2% compared to $5.1 million for reasons discussed above. This decrease in revenue was primarily related to a larger volume of lower ARPU online activations received during Q2 2022. Activations have continued to increase in Q2 2023 as we relocate distribution partners to higher margin areas within our Mobile Services segment.

Gross profit was $774,000, or 16.8% gross profit margin, compared to $443,000, or 8.6% gross profit margin. This increase is directly related to adding higher ARPU activations in our Mobile Services segment, in addition to having lower sales acquisitions costs to acquire these new customers.

Total operating expenses were $1.78 million, compared to $1.82 million. This minor decrease was primarily due to lower administrative expenses, although we incurred higher legal costs associated with the expansion of service coverage in our existing ETC footprint.

GAAP net loss was $(1.2) million, or $(0.03) per diluted share (based on 42.5 million weighted average shares), compared to a net loss of $(1.5) million, or $(0.04) per diluted share (based on 41.6 million weighted average shares). This decrease was the result of higher activations impacted by lower revenue and increased customer acquisition costs directly related to higher activations within the Mobile Services segment. Customer acquisition costs may not be amortized over the life of the customer and are recorded in full at the time of customer activation.

Non-GAAP net loss was $(900,000), or $(0.02) per diluted share, compared to Non-GAAP net loss of $(1.2) million, or $(0.03) per diluted share.

Balance Sheet

The Company ended the quarter with $1.1 million in cash, compared to $2.1 million on December 31, 2022.

Year-to-Date Financial Detail (First Six Months of 2023 vs. First Six Months of 2022)

Revenues decreased 7.7% to $8.6 million compared to $9.4 million, reflecting a 12.6% decrease in Hosted Services revenues and a 5.5% decrease in Mobile Services revenues.

Gross profit was $1.8 million, or 20.6% gross profit margin, compared to gross profit of $2.1 million, or 22.3% gross profit margin. The decline in gross profit is directly related to up-front costs incurred by accelerating growth to acquire new customers within our Mobile Services segment.

Total operating expenses were $3.5 million, up 1.6% compared to $3.4 million. This increase was due primarily to higher legal costs associated with the expansion of service coverage in our existing ETC footprint to broaden our wireless subscriber coverage range.

GAAP net loss was $(2.1) million, or $(0.05) per diluted share (based on 42.5 million weighted average shares), compared to net loss of $(1.5) million, or $(0.04) per diluted share (based on 41.6 million weighted average shares).

Non-GAAP net loss was $(1.5) million, or $(0.04) per diluted share, compared to non-GAAP net loss of $(1.1) million, or $(0.03) per diluted share.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic “as a service” (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized national wireless ACP and Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, licensed to provide government subsidized cellular service to low-income American families across eleven states. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be

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considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen
(214) 323-8410
inquiries@konatel.com

-- Unaudited Balance Sheets and Statements of Operations Follow –

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KonaTel, Inc.

Consolidated Balance Sheets

(unaudited)

	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash and Cash Equivalents	$1,134,773	$2,055,634
Accounts Receivable, Net	1,438,342	1,510,118
Inventory, Net	792,985	526,337
Prepaid Expenses	9,098	61,241
Other Current Assets	—	164
Total Current Assets	3,375,198	4,153,494

Property and Equipment, Net	30,360	36,536

Other Assets
Intangible Assets, Net	634,251	634,251
Right of Use Asset	486,042	553,686
Other Assets	74,543	73,883
Total Other Assets	1,194,836	1,261,820
Total Assets	$4,600,394	$5,451,850

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$1,815,560	$1,348,931
Loans Payable, Net of Loan Fees	3,583,213	3,070,947
Right of Use Operating Lease Obligation - Current	122,972	118,382
Total Current Liabilities	5,521,745	4,538,260

Long Term Liabilities
Right of Use Operating Lease Obligation - Long Term	395,634	458,227
Total Long Term Liabilities	395,634	458,227
Total Liabilities	5,917,379	4,996,487
Commitments and Contingencies
Stockholders’ Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 42,670,720 outstanding and issued at June 30, 2023 and 42,240,406 outstanding and issued at December 31, 2022	42,670	42,240
Additional Paid In Capital	9,075,626	8,710,987
Accumulated Deficit	(10,435,281)	(8,297,864)
Total Stockholders’ Equity	(1,316,985)	455,363
Total Liabilities and Stockholders’ Equity	$4,600,394	$5,451,850

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KonaTel, Inc.

Consolidated Statements of Operations

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue	$4,601,426	$5,123,097	$8,633,145	$9,350,954
Cost of Revenue	3,827,374	4,680,530	6,857,214	7,261,127
Gross Profit	774,052	442,567	1,775,931	2,089,827

Operating Expenses
Payroll and Related Expenses	1,107,303	1,238,979	2,246,849	2,371,294
Operating and Maintenance	1,621	717	3,321	1,359
Bad Debt	—	29,078	14	29,133
Professional and Other Expenses	204,023	145,477	463,418	294,647
Utilities and Facilities	52,030	39,348	109,075	75,035
Depreciation and Amortization	3,088	2,059	6,176	6,176
General and Administrative	43,259	119,316	83,492	180,233
Marketing and Advertising	46,490	37,357	84,008	85,027
Application Development Costs	299,629	115,089	443,158	249,694
Taxes and Insurance	16,907	92,281	33,163	123,660
Total Operating Expenses	1,774,350	1,819,701	3,472,674	3,416,258

Operating Income/(Loss)	(1,000,298)	(1,377,134)	(1,696,743)	(1,326,431)

Other Income and Expense
Interest Expense	(179,630)	(47,146)	(341,132)	(71,176)
Other Income/(Expense), net	(42,792)	(54,073)	(99,542)	(125,196)
Total Other Income and Expenses	(222,422)	(101,219)	(440,674)	(196,372)

Net Loss	$(1,222,720)	$(1,478,353)	$(2,137,417)	$(1,522,803)

Earnings (Loss) per Share
Basic	$(0.03)	$(0.04)	$(0.05)	$(0.04)
Diluted	$(0.03)	$(0.04)	$(0.05)	$(0.04)
Weighted Average Outstanding Shares
Basic	42,520,720	41,615,406	42,539,672	41,615,406
Diluted	42,520,720	41,615,406	42,539,672	41,615,406

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